1000 Walnut Street Post Office Box 419248 Kansas City Missouri 64141-6248 (816) 234-2000

October 14, 2011

By Edgar Filing
Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Dear Ms. Hayes:

In response to your letter dated August 24, 2011 wherein you have requested further information with respect to our proxy statement disclosure regarding long term equity awards, we submit the following:

Long-Term Equity Awards, page 22

You ask that we explain further how the Committee determines restricted stock awards and to provide the form our disclosure would have taken in the 2011 proxy statement as it addressed six specific questions raised by your letter. Please refer to our revised disclosure of this section as contained in Exhibit H below. As we addressed the issues raised by your letter, it became apparent that a revision to Exhibit F of our prior response was also in order to clarify the use of the applicable Benchmarks referred to in these Exhibits. Revised Exhibit F follows Exhibit H.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States

Should you need added information about any of the details provided above, please do not hesitate to contact me directly at 816-234-2685. Thank you.

Sincerely,

James L. Swarts, Secretary
james.swarts@commercebank.com
Fax 816-234-2333

Exhibit H

Long-Term Equity Awards

Stock option and restricted stock grants have historically been awarded in two separate ways described below to provide our executive officers with long-term equity awards that more closely align their interests with the interests of our shareholders, and for retention purposes. The 2005 Equity Incentive Plan, which was approved at the 2005 Annual Meeting of Shareholders, provides for the issuance of equity-based awards, including stock options, stock appreciation rights (“SARs”), restricted stock and restricted stock units, and performance shares and performance units. Commencing in 2009, the Company began issuing Restricted Stock awards in lieu of SARs. Both equity awards are listed in the Grants of Plan-Based Awards in 2010 on page 27 and were granted on the same date. The number of shares listed on page 27 is the result of restating the grants to include the 2010 5% stock dividend thereon. The number of shares listed below is the number approved by the Committee without any restatement for stock dividends.

First, there is an annual equity award consisting of restricted stock, for longer-term profit growth (the “Long Term Restricted Stock”), given to NEOs and other Company officers and senior employees each year using the following formula: 35% of the average annual cash incentive target for the officer for the three prior years, multiplied by the average Company Performance Factor for the three prior years. This formula was determined by the Committee in past years for long-term performance and the formula has not changed in 2010. The Long Term Restricted Stock award vests at the end of five years from the date of grant. For example: The Company Performance Factors for 2010, 2009 and 2008 were 101.8%, 60% and 30.8%, respectively. Therefore, the three-year average Company Performance Factor in 2010 was 64.2%. If the NEO's three-year average annual cash incentive target were $100,000, the officer would receive restricted stock in 2010 equal to $22,470 ($100,000 * 35% * 64.2% = $22,470). The Long Term Restricted Stock awards made during 2010 were: David Kemper: 3,428 shares; Charles Kim: 913 shares; Jonathan Kemper: 1,276 shares; Seth Leadbeater: 929 shares; Kevin Barth: 913 shares.

Second, the Committee also issues to our NEOs equity-based awards on an annual basis, and current practice is for these awards to be in the form of restricted stock (the “Current Year Restricted Stock”). These awards are not based on any set formula and are treated as being part of base compensation. These awards are in the form of stock in order to align our NEOs' interests with those of our shareholders. These shares reflect the performance of the Company's stock because their value is based on the stock's fair market value. The number of shares granted for the Current Year Restricted Stock award is intended to remain fairly constant from year-to-year, but is adjusted as a result of the process described in the following paragraph. In order to provide a retention incentive, each Current Year Restricted Stock award contains vesting periods such that one third of the award vests on the fifth, sixth and seventh year anniversaries of the grant date, but each third will vest if and only if the Company has cumulative positive net income for the period beginning on January 1 of the year of grant and ending on the December 31 that precedes the date such one third of the award would otherwise fully vest. The Current Year Restricted Stock awards for 2010 were: David Kemper: 22,000 shares; Charles Kim: 5,000 shares; Jonathan Kemper: 10,000 shares; Seth Leadbeater: 5,000 shares; and Kevin Barth: 5,000 shares.

The starting point for determining the number of shares of Current Year Restricted Stock is the number awarded for the prior year. The Committee then considers whether subjective adjustments are appropriate based on subjective evaluation of the NEO's overall individual performance and experience, specific requirements of the NEO's job and the contribution of the NEO's job to the Company's success; and based on a comparison to the Benchmarks. The Benchmark comparison is performed by comparing the sum of the targeted Long Term Restricted Stock award (based on an assumed average 100% Company Performance Factor for the three years) for the current year and the number of shares of Current Year Restricted Stock that were awarded for the prior year for each person (which sum is the “Possible Award”) to current market data for the equity portion of the Benchmark for that person's position. The value of both awards was determined based on the Company's current stock price at grant date multiplied by the number of assumed shares. The Current Year Restricted Stock awarded to each NEO was changed for 2010 in comparison to 2009. The 2009 Current Restricted Stock Awards were: David Kemper: 21,250 shares; Charles Kim: 4,250 shares; Jonathan Kemper: 9,000 shares; Seth Leadbeater: 4,500 shares; and Kevin Barth: 4,250 shares. The awards to all of the NEO's were adjusted upward based on the Benchmark data. The award to Charles Kim was also adjusted based on increased responsibilities accepted by him, and the award to Kevin Barth was also adjusted based on the Committee's evaluation of his job's overall contribution to the Company's success. The awards are not designed to be at the same Benchmark percentile for each NEO, and are not designed to equal any particular percentile of the applicable Benchmark, although no upward adjustment would be made to the extent such adjustment would cause an award to exceed the 50th percentile of the applicable Benchmark. The sum of the targeted Long Term Restricted Stock and actual Current Year Restricted Stock for each of our NEOs for 2010 was below the 50th percentile of the equity portion of the Benchmark for that NEO. The Committee also considered stock/SAR grant practices of the companies used in the Benchmarks, the level of FAS 123R expense that the Company will incur, and expected long-term Company performance. The holders of restricted stock will receive cash dividends declared by the Company prior to the vesting date. Stock dividends will accrue and vest according to the terms of the award.

Exhibit F

Setting Compensation

Based on the performance evaluations, an analysis of the Benchmarks and Comparison Group data, and a review of the Company's goals and objectives, the Committee approves, and submits to the Board of Directors for approval, base salary (effective April 1), annual incentive compensation targets and amounts, and long-term equity awards for our executive officers for the current year, as well as incentive compensation earned for the prior year. The Committee's approval generally occurs during January and the Committee makes its presentation to the Board of Directors at the next regularly scheduled meeting, which generally occurs in late January or early February. All equity awards are granted on the date the Board approves the awards using the fair market value of the Company's stock at the close of that business day.

The process includes a review by the CEO of the outside Benchmarks for the other NEOs prior to the Committee meeting. The outside Benchmarks for the other NEOs are reviewed for current market data on base salary, annual cash incentives and long-term equity awards. The Benchmark information is compared to each of the other NEO's current compensation as detailed on the tally sheets. The CEO details the compensation data and discusses the reasons for his recommendations for the other NEOs during the committee meeting.

The timing of compensation decisions is driven by a variety of tax considerations. To the extent the Committee determines that an award is intended to satisfy the deductibility requirements under Section 162(m) of the Internal Revenue Code, performance objectives must be established in the first 90 days of the performance period. For annual incentive awards, this means performance objectives must be established no later than the end of March. In addition, in order to avoid being considered deferred compensation under Section 409A of the Internal Revenue Code and to be deductible for the prior tax year, our annual incentive awards with respect to the prior year must be paid out by March 15.

There is no policy for the allocation between cash and non-cash or annual and long-term compensation. Instead, the Committee determines the allocation of each component of compensation based on the role of each executive officer in the Company, performance evaluations, the Benchmarks, and knowledge of our local markets. Generally, the percentage of compensation consisting of the annual cash incentive and long-term equity awards increases as the responsibilities of the executive officer and the executive officer's ability to affect Company performance increase. The compensation elements for our CEO for 2010 were allocated as follows: 32.7% base salary, 30% annual cash incentive, and 37.3% long-term equity awards. The Committee feels that a greater percentage of the CEO's compensation should be based on the long term performance of the Company than the percentage used for the other NEOs, but has not identified a specific target. On average, the compensation elements for our other NEOs for 2010 were allocated as follows: 42.1% base salary, 26.9% annual cash incentive, and 31% long-term equity awards. For purposes of the above calculations, the long-term equity awards were valued as of the grant date using fair market value for Restricted Stock Grants and the Black Scholes valuation model for Stock Appreciation Rights. Other benefits, including Company allocations and contributions to benefit plans and perquisites, while not considered in determining these allocations, are provided to our executive officers in order to offer a total compensation package that is competitive in the marketplace.

The amount of salary, annual cash incentive and long-term equity awards are considered individually and each is compared to the 50th percentile of the applicable Benchmarks. Additionally, these components as a whole are compared to the 50th percentile of the combined applicable Benchmarks. Elements of compensation are not designed to be at the same Benchmark percentile for each NEO, and are not intended to equal any particular percentile of the applicable Benchmarks. The Committee then considers each individual's performance, experience, specific job requirements and the contribution of that job to the Company's success, and then makes subjective adjustments as appropriate. The market survey mentioned on page 18 is used for all NEO's, except the CEO, as benchmarks for each component of compensation and for the aggregate of all such components. For the CEO's compensation, a combination of the market survey and the compensation data from the Comparison Group on page 19 was used to create benchmarks for each component of the CEO's compensation and for the aggregate of all such components. The total compensation for 2010 of our NEOs did not exceed the 50th percentile of the applicable Benchmarks. Realized and unrealized equity compensation gains and vesting of prior equity grants are not considered by the Committee when establishing compensation. The factors used to determine base salary, annual cash incentives, and long-term equity awards are discussed in more detail under the heading “Elements of Compensation” below. The Committee used tally sheets to set compensation for our executive officers for 2010. The tally sheets were included in the packet of data that was sent to the Committee for review prior to the meeting and used during the meeting for discussion purposes. The tally sheets were used as tools for review of total compensation comparison of the NEOs and included information such as:

Base salary for 2009 and 2010;

Bonus information for 2009 and 2010;

Stock awards with specific grant amortization expense for 2009 and 2010;

Stock option information with specific grant amortization expense for 2009 and 2010;

Change in pension value ; and

Details on all other compensation by category.

If our financial statements were to be restated or adjusted in a manner that would have reduced the size of a prior incentive award, the Committee will consider that information when determining future compensation